

Nima Negahban

CTO at Kinetica

Washington D.C. Metro Area

Message

 **Kinetica (formerly GPUdb)**

 **University of Maryland**

 **See contact info**

 **500+ connections**

Experience


Chief Technical Officer
Kinetica (formerly GPUdb)
May 2010 – Present · 8 yrs 7 mos
Arlington, VA


Software Engineer
The Real Deal
Mar 2006 – Aug 2010 · 4 yrs 6 mos


Lead Web Architect
Digital Sports
Feb 2007 – Jun 2009 · 2 yrs 5 mos
Developing large all powerful media distribution platform in several environments including
Rails , Flex , C , .NET etc. etc.


Senior Engineer
Equipoise Imaging
Jun 2005 – Jun 2007 · 2 yrs 1 mo
Developing and delivering cutting edge and durable bio-analytics software. Software currently
being used at major west coast laboratories


Senior Consultant
Booz Allen Hamilton
2005 – 2006 · 1 yr

Show 1 more experience ∨

Education


University of Maryland
2001 – 2005





